Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Full Circle Brewing Co. Ltd., LLC
620 F Street
Fresno, CA 93706
https://www.fullcirclebrewing.com/

Up to $4,318,088.82 in Class C Units at $6.94
Minimum Target Amount: $9,993.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Full Circle Brewing Co. Ltd., LLC
Address: 620 F Street, Fresno, CA 93706
State of Incorporation: CA
Date Incorporated: May 01, 1998

Terms:

Equity

Offering Minimum: $9,993.60 | 1,440 shares of Class C Units
Offering Maximum: $4,318,088.82 | 622,203 shares of Class C Units
Type of Security Offered: Class C Units
Purchase Price of Security Offered: $6.94
Minimum Investment Amount (per investor): $249.84

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investments Incentives and Bonuses*

Early Bird☒

Friends and Family - First 72 hours | 15% bonus units☒

Super Early Bird - Next 72 hours | 10% bonus units

☒Early Bird Bonus - Next 7 days | 5% bonus units

Tier 1 $250

$15 Full Circle Merchandise Gift Card (Enough to Buy a glass)**

Tier 2 $500

$40 Full Circle Merchandise Gift Card (Enough to Buy a Shirt, and Glass)

Tier 3 $850

$60 Full Circle Merchandise Gift Card (Enough to Buy a Shirt, Hat, and a Glass)

Tier 4 $1,250

$80 Full Circle Merchandise Gift Card (Enough to buy 2 Shirts, a Tacker, and a Glass)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 5 $2,000

$100 Full Circle Merchandise Gift Card (Enough to Buy 2 Shirts, a Hat, and a Metal Tacker)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 6 $5,000

$150 Full Circle Merchandise Gift Card (Enough to buy 3 Shirts, 2 Hats, and a Metal Tacker Sign)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 7 $10,000

$250 Full Circle Merchandise Gift Card (Enough to buy shirts for you and 9 friends!)

15% off beer and Merchandise purchased from our online store or at our taproom****

"Season ticket" for admission into all onsite shows***

Initial call with CEO discussing opportunities and direction of Company***

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*** Cost of shipping will be passed on to the investor.*

**** Travel and lodging expenses are not included.*

***** Purchases for individual use only, and not for resale or distribution.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Full Circle Brewing Co. Ltd., LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Units at $5.00 per unit, you will receive 110 shares of Class C Units, meaning you'll own 110 Units for $500. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owners' Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Founded in 1998, Full Circle Brewing Co. Ltd., LLC ("FCB" or the "Company) owns and operates the longest-running brewery in Central California. We create a variety of craft beers. Ingredients are sourced from a variety of national and regional hop and grain vendors.

The current ownership group acquired the brewery in 2016 and breathed new life into this California staple. A refreshed brand, new recipies, and a bigger vision, allowed for significant growth.

FCB supplies beer through its taproom, online store and distributors throughout the state of California, and 10 different states. Our products can be found in big box stores such as Savemart, Safeway, Trader Joes, Costco, Vons, Total Wines, Bevmo, Wholefoods, Trader Joes, and others.

FCB's target customer are Millennials and early Gen Xers. We are focused on producing flavor profiles that resonate with not only the craft beer enthusiast but, also new entrants to the market. We view our craft beers and their fresh seasonal fruit-forward flavor, as the gateway for the average consumer into the craft beer market.

FCB is organized as a California LLC and has recently acquired the intellectual property rights to Sonoma Cider.

Competitors and Industry

FCB is in the craft beer industry and is currently considered an independent craft brewery in that we produce under 6 million barrels of beer annually, are independently owned, and we are registered with the Alcohol and Tobacco Tax and Trade Bureau to produce beer. Within the craft beer industry, we are considered a microbrewery in that we produce less than 15,000 barrels of beer annually.

Our direct competitors are in two categories, Local and Statewide. Locally, there are only two other microbreweries with comparable production capabilities. Tioga Sequoia Brewing and Riley's Brewing.

Within the California craft beer market, we see our major competitors to be Dust Bowl Brewing, SLO Brewing Co, and Barrelhouse Brewing.

Our local market is unique because it is located in the center of one of the largest craft beer markets in the nation, within the 5th largest populous areas in a state that hosts the 5th largest economy in the world. However, we have one of the lowest number of

breweries per capita within the state. We bring our local market unique beers that are not customarily produced within our home market.

We believe our statewide competitive advantage lies in our focus on producing broad-market flavorful beers that appeal to both existing and new entrants into the craft beer market segment, and aligning are marketing with the broader entertainment industry.

Current Stage and Roadmap

Prior to the current ownership group, FCB was a Fresno, CA staple. FCB was one of the first breweries in the city and provided local craft beer, and a place for local artist to perform, making it a hub for both craft beer enthusiasts and performing artists alike.

The current ownership group, modernized FCB's beer line up to include new-age recipes such as New England IPA's, Milkshake IPA's, crisper Lagers, and flavorful stouts. Currently, we have 3 core beers, including Juicy NE IPA, Illa Vanilla Milkshake IPA, and Captain Save a Hop, and, two rotating beer series Hip Hop Puree Sour, and our Fruit Bomb Double IPA series.

We are on track to produce 6,000 barrels this year (a 6,600% increase over 2016) and over 7,500 barrels in the next 12 months.

FCB has a solid distribution network throughout all of California for our core products. We have expanded our distribution footprint to cover 10 states as far East as New Jersey, and plan to expand into additional states including Texas and Washington.

With the funds raised in this offering, we plan to expand production, improve operational efficiencies, build brand awareness, and hire staff to support our growth.

FCB has also started producing cider under the brand Sonoma Cider. The original acquisition of FCB included a wine/cider production business. The current ownership group saw Sonoma Cider as an opportunity to utilize our wine/cider licensing while again breathing new life into the brand. Sonoma Cider, however, had a much larger distribution footprint and name recognition in comparison to FCB with a lower acquisition cost.

The Team

Managers

Name: Arthur Lee Moye III

Arthur Lee Moye III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO) and Managing Member
  Dates of Service: March, 2016 - Present

Responsibilities: Responsible for the strategic Planning and oversight of the company. Mr. Moye currently receives an annual salary of $25,000 per year and is the managing member of the company owning 2,826,076 Class A Units.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C non voting units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C non voting units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of

an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class C units in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We will likely need to engage in equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of other unit classes. In addition, if we need to raise more equity capital from the sale of units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Class C non voting units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose

subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits
The Company has a short history. If you are investing in this company, it's because you think that Full Circle Brewing Co. LTD, LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the

incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Various diseases, pests and certain weather conditions could affect quality and quantity of hops and grains.
Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of hops and grains, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in hops and grains growing may increase costs and/or reduce production. We cannot guarantee that our hop and grain suppliers will succeed in preventing disease in their existing farm lands or that we will succeed in preventing disease. If hop and grain crops become contaminated with diseases, operating results would decline, perhaps significantly.

Covid
COVID has and will continue impacted the craft beer industry in both negative and positive ways. There is a risk of investment loss due for unforeseen and swift changes in the market and the regulations in the craft beer industry.

We compete for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive product portfolios.
We sell our products regionally, primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the Central Valley, California. Sales to distributors are expected increase and to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers

we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

Contamination of our craft beers could harm our business.
We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our craft beers could cause us to destroy our craft beer held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability.

A decrease in craft beer score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing.
Brands are issued ratings or scores by local and national craft beer rating organizations, and higher scores usually translate into greater demand and higher pricing. We cannot guarantee that the Company will be able to obtain and/or maintain high craft beer score ratings, which may negatively affect operations and thus, profitability.

We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality.
Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

The Purchase Price per Unit as contemplated in the Agreement was determined by the Manager.
The purchase price for the Units was not determined by an appraisal or any other similar valuation method. Because the Company has no prior operating history to aid in establishing a fair market price of the Units, the purchase price for each Unit was arbitrarily set by the Manager. No independent investment- banking firm was retained to assist in determining the appropriate purchase price for the Units.

There may be U.S. tax consequences of an investment in the Units.
An investment in the Units, as well as conversion, sale, or other disposition of the Units, may result in tax consequences in the United States under federal, state, or other tax laws, and/or in foreign jurisdictions such as the jurisdiction in which a Investor may reside or conduct business.

The Manger will have broad discretion in the use of the proceeds from the sale of the Units.
The Manager will have broad discretion in the application of the proceeds from the

sale of the Units. The failure of management to apply such proceeds effectively could have a material adverse effect on the Company's business, results of operations, and financial condition.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-

taxed categories of beverage alcohol.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
The Moye Family Trust, Co-Trustee, Arthur Moye & Nicole Moye	2,826,076	Class A Units	56.3443396%

The Company's Securities

The Company has authorized Class A Units, Class B Units, and Class C Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 622,203 of Class C Units.

Class A Units

The amount of security authorized is 4,655,284 with a total of 4,655,284 outstanding.

Voting Rights

One vote per unit.

Material Rights

Voting Rights

The Voting Interests are allocated solely among the Class A Units. For purposes of clarity, unless otherwise required by the Act, the Class B Units and the Class C Units shall have no voting rights.

Without limiting the foregoing, each of the following acts will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

(1) Any amendment of the Articles of Organization or this Agreement or the termination thereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specific in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, a sale, exchange, transfer or other disposition of all or substantially all,

of the Company's assets, will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

Please refer to the Amendment to Second Amended and Restated Operating Agreement.

Class B Units

The amount of security authorized is 224,800 with a total of 224,800 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

Class C Units

The amount of security authorized is 214,000 with a total of 135,639 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

The total number of units outstanding on a fully diluted basis, 5,015,723 units, includes 4,655,284 Class A Units, 224,800 Class B Units, and 135,639 Class C Units.

What it means to be a minority holder

As a minority holder of Full Circle Brewing Co. LTD., LLC, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more unitss, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or

warrants) into units.
 If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class C Units
  Type of security sold: Equity
  Final amount sold: $681,905.96
  Number of Securities Sold: 135,639
  Use of proceeds: Startup funds
  Date: October 21, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $2,137,166 compared to $3,169,431 in fiscal year 2021.

Revenue grew by 48% which was driven by an increase in Points of Distribution, and additional sales staff representation within our territories. This increase also reflects an increase in chain store placements throughout our footprint.

Cost of sales

Cost of Sales for fiscal year 2020 was $1,081,041 compared to $1,534,028 in fiscal year 2021.

The increase in Cost of Sales was driven by our increase in sales. Cost of Sales lagged behind the increase of sales by 6% primarily due to increased purchasing power, and better supplier relationships.

Gross margins

Gross margins for fiscal year 2020 were $1,267,296 compared to $2,264,249 in fiscal year 2021.

Gross margins increased by 42% driven by sales coupled with lower cost of goods sold.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, utilities, and rents. Expenses in 2021, were $2,459,997 compared to $1,553,746 in 2020. Approximately $476,846 of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2021.

Historical results and cash flows:

We plan to continue our growth curve by bringing on additional distributors and gaining market penetration. Our wide footprint allows for small moves in market and chain penetration to yield significant growth.

The largest expenses related to payroll and cost of goods sold. With the utilization of more capacity, we believe our administration and marketing fees will grow to a smaller percentage of overall revenues, and our production team will be able to produce more beer while leveraging entry-level support staff and economies of scale.

We are in the process of contracting for more of our raw materials needs which we anticipate will lower our per-unit cost of goods sold. This includes grain, hops, and

adjuncts.

We have generated cash required in the past with a combination of debt, equity and cash flows.

We anticipate that we will increase the portion of our cash needs that can be satisfied from revenues as we control costs, grow efficiencies, and increase our revenues by adding distribution and increasing our chain penetration.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At December 31, 2022, the Company had cash of $60,257. The Company intends to raise additional funds through equity financing. We have cash on hand, LOC, and the availability of shareholder influx of capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raised the minimum target amount in this offering, we believe the Company would be able to operate indefinitely, however, at a slower growth pace.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raised the maximum funding goal in this offering, we believe the Company would be able to operate indefinitely and be able to grow at a faster pace with the

additional financial support.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to the funds required for this campaign, we have ongoing operations that will sustain our organization.

Indebtedness

- **Creditor:** On Deck Capital
  Amount Owed: $100,000.00
  Interest Rate: 34.4%
  Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 100,000 as of December 31, 2021.

- **Creditor:** Fresno First Bank
  Amount Owed: $604,455.00
  Interest Rate: 7.5%
  Maturity Date: August 01, 2026
  Note payable to Fresno First Bank at 7.5 percent with periodic adjustments, payable $ 8,392 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $ 604,455 as of December 31, 2021.

- **Creditor:** Fresno First Bank
  Amount Owed: $468,662.00
  Interest Rate: 6.0%
  Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2020. The balance totaled $ 468,662 as of December 31, 2021.

- **Creditor:** Fresno First Bank
  Amount Owed: $76,880.00
  Interest Rate: 7.5%
  Maturity Date: August 01, 2026
  Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 7.5 percent payable $ 1,573 per month, principal, and interest; the note matures August 2026. The balance totaled $ 76,880 as of December 31, 2021.

- **Creditor:** Fresno First Bank

Amount Owed: $76,781.00
Interest Rate: 7.5%
Maturity Date: January 01, 2025
Note payable to Fresno First Bank for improvements and operation. The interest rate is 7.5 percent. The note requires interest only payments in 2020 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $76,781 as of December 31, 2021.

- **Creditor:** Small Business Administration
  Amount Owed: $100,000.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050
  Note payable to the Small Business Administration with monthly payments of $977 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $100,000 as of December 31, 2021.

- **Creditor:** Fresno First Bank
  Amount Owed: $62,615.00
  Interest Rate: 6.0%
  Note payable to Fresno First Bank for operations. The interest rate is 6.0 percent. The note is currently in deferment. The full balance of $62,615 is considered long term.

- **Creditor:** Small Business Administration
  Amount Owed: $494,152.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2051
  Note payable to the Small Business Administration with monthly payments of $2,320 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2051. The balance totaled $494,152 as of December 31, 2021.

Related Party Transactions

Valuation

Pre-Money Valuation: $34,809,117.62

Valuation Details:

The Company determined its valuation based on an analysis of the following factors:

(1) FCB production capacity of 15,000 Barrels, at $500 per barrel = $7.5Million times a multiple of revenues of 3.3 equals $24,750,000

(2) Sonoma Cider Capacity of 3,000 barrels at $400 per barrel equals $1,200,000 times a multiple of revenues of 3.3 equals $3,600,000

(3) Brand recognition value of FCB and Sonoma Cider

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all units are treated equally; (ii) all outstanding options, warrants, and other securities with a right to acquire units are exercised; and (iii) any units reserved for issuance under a plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,993.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $4,318,088.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  23.5%
  Marketing for expansion to additional territories

- *Research & Development*
  5.0%
  Research into continuous improvement of shelf life.

- *Company Employment*
  10.0%
  Hiring additional experienced staff.

- *Operations*
  20.0%
  Refining brew process efficiency and quality control.

- *Working Capital*
  28.0%
  Day to Day operations of the business.

- *Inventory*
  8.0%
  Bulk purchases to achieve pricing economies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fullcirclebrewing.com/ (fullcirclebrewing.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fullcirclebrewing-cf-2

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Full Circle Brewing Co. Ltd., LLC

[See attached]

FULL CIRCLE BREWING CO. LTD, LLC.

(A Limited Liability Company)

Annual Financial Report(s)

For the Years Ended December 31, 2021 and 2020

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

TABLE OF CONTENTS

JWN Jaribu W. Nelson, CPA
P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

Opinion

We have audited the accompanying financial statements of Full Circle Brewing Co. LTD, LLC. (a California Limited Liability Company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Full Circle Brewing Co. LTD, LLC. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Full Circle Brewing Co. LTD, LLC. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Full Circle Brewing Co. LTD, LLC.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, *or* the override of internal control. Misstatements are considered material if there is a

substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Full Circle Brewing Co. LTD, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Full Circle Brewing Co. LTD, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Jaribu W. Nelson, CPA

Clovis, California
October 12, 2022

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2021 and 2020

	2021	2020
ASSETS		
CURRENT ASSETS		
CASH	$ 226,113	$ 179,904
ACCOUNTS RECEIVABLE	258,077	136,698
INVENTORY	397,199	251,874
TOTAL CURRENT ASSETS	881,389	568,476
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	1,646,348	1,334,844
ACCUMULATED DEPRECIATION	(278,230)	(206,745)
TOTAL FIXED ASSETS	1,368,118	1,128,099
OTHER ASSETS		
OTHER	8,617	2,257
AMORTIZED COSTS	145,635	73,697
ACCUMULATED AMORTIZATION	(9,468)	(8,126)
TOTAL OTHER ASSETS	144,784	67,828
TOTAL ASSETS	2,394,291	1,764,403
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	353,512	229,659
ACCRUED EXPENSES	176,532	124,009
LINES OF CREDIT	215,916	35,501
NOTES PAYABLE - CURRENT PORTION	274,959	227,122
TOTAL CURRENT LIABILITIES	1,020,919	616,291
LONG-TERM LIABILITIES		
SHAREHOLDER LOANS	48,796	47,446
NOTES PAYABLE - NET OF CURRENT PORTION	1,708,586	1,531,269
TOTAL LONG-TERM LIABILITIES	1,757,382	1,578,715
TOTAL LIABILITIES	2,778,301	2,195,006
MEMBERS' EQUITY (DEFICIT)	(384,010)	(430,603)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,394,291	$1,764,403

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
INCOME		
SALES	$ 3,169,431	$ 2,137,166
OTHER INCOME	628,846	213,738
DISCOUNTS & ALLOWANCES	-	(2,567)
TOTAL INCOME	3,798,277	2,348,337
COST OF GOODS SOLD	1,534,028	1,081,041
TOTAL COSTS OF GOODS SOLD	1,534,028	1,081,041
GROSS MARGIN	2,264,249	1,267,296
OPERATING EXPENSES		
ADVERTISING	54,599	26,426
AMORTIZATION	1,342	3,082
AUTOMOBILE	88,773	47,941
BAD DEBTS	7,800	14,292
BANK CHARGES	70,392	51,339
COMMISSIONS	80,459	9,654
COMPUTER & TECHNOLOGY	56,664	45,236
DEPRECIATION	71,485	61,302
DUES & SUBSCRIPTIONS	33,576	13,736
INSURANCE	48,642	54,060
INTEREST	130,091	56,506
LICENSES & PERMITS	3,806	4,280
MEALS & ENTERTAINMENT	53,082	11,620
MERCHANT FEES	1,210	7,461
MISCELLANEOUS	3,373	2,993
OFFICE	20,686	14,308
PROFESSIONAL FEES	70,421	98,127
RENTS	129,147	95,148
REPAIRS & MAINTENANCE	23,382	15,702
SALARIES & WAGES	1,137,437	660,591
SUPPLIES	37,760	17,022
TAXES	257,981	163,192
TRAVEL	25,404	4,078
UTILITIES	52,485	75,650
TOTAL EXPENSES	2,459,997	1,553,746
NET INCOME	(195,748)	(286,450)
BEGINNING MEMBERS' EQUITY (DEFICIT)	(430,603)	(345,551)
CONTRIBUTIONS	370,328	237,448
SYNDICATION FEES	(127,987)	(36,050)
ENDING MEMBERS' EQUITY (DEFICIT)	$ (384,010)	$ (430,603)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (195,748)	$ (286,450)
Adjustments to reconcile change in operating capital to net cash used for operating activities		
Amortization and Depreciation	72,827	64,384
Changes in:		
Accounts receivable	(121,379)	(112,557)
Inventory	(145,325)	(110,421)
Other assets	(6,360)	5,165
Accounts payable	123,853	94,748
Accrued expenses	52,523	80,536
Net cash used for operating activities	(219,609)	(264,595)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(383,443)	(428,602)
Net cash used for investing activities	(383,443)	(428,602)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(282,244)	(400,218)
New borrowings on notes payable	507,399	933,513
Shareholder loans	1,350	34,662
Net activity on lines of credit	180,415	7,547
Member contributions	370,328	237,448
Syndication fees	(127,987)	(36,050)
Net cash provided by financing activities	649,261	776,902
CHANGE IN CASH AND CASH EQUIVALENTS	46,209	83,705
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	179,904	96,199
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 226,113	$ 179,904
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 130,091	$ 56,506

See notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts totaling $9,646 and $6,008 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, and 2020, the balances totaled $ 258,077 and $ 136,698, respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Uncertain Tax Positions
Generally, the Company's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Revenue Recognition
The Company recognizes revenue as the product has been shipped. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Fixed assets as of December 31, 2021, and 2020, consisted of the following:

	2021	2020
Machinery & equipment	$ 361,858	$ 298,569
Brewery infrastructure	965,390	875,711
Transportation equipment	98,230	36,254
Office equipment	19,913	1,539
Roller rink	17,974	17,974
Other	69,041	53,256
Leasehold improvements	113,942	51,541
Subtotal	1,646,348	1,334,844
Less accumulated depreciation	(278,230)	(145,443)
Total	$ 1,368,118	$ 1,189,401

Depreciation expense for the years ended December 31, 2021, and 2020, totaled $ 71,485 and $ 61,302, respectively.

NOTE B – LINES OF CREDIT

The Company has lines of credit established with Capital One, Chase, American Express, Fresno First Bank, and On Deck Capital and the interest rates are variable. As of December 31, 2021, and 2020, the balances totaled $215,916 and $35,501 respectively.

NOTE C – SHAREHOLDER LOAN

The Company has a shareholder loan with members of the company for overhead costs. The loans bear no interest and are due upon demand. As of December 31, 2021, and 2020, the balances totaled $ 48,796 and $47,446 respectively.

NOTE D – NOTES PAYABLE

Notes payable consisted of the following:

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 100,000 as of December 31, 2021.

Note payable to Fresno First Bank at 7.5 percent with periodic adjustments, payable $ 8,392 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $ 604,455 as of December 31, 2021.

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2020. The balance totaled $ 468,662 as of December 31, 2021.

Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 7.5 percent payable $ 1,573 per month, principal, and interest; the note matures August 2026. The balance totaled $ 76,880 as of December 31, 2021.

NOTE D – NOTES PAYABLE (continued)

Note payable to Fresno First Bank for improvements and operation. The interest rate is 7.5 percent. The note requires interest only payments in 2020 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $76,781 as of December 31, 2021.

Note payable to the Small Business Administration with monthly payments of $977 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $100,000 as of December 31, 2021.

Note payable to Fresno First Bank for operations. The interest rate is 6.0 percent. The note is currently in deferment. The full balance of $62,615 is considered long term.

Note payable to the Small Business Administration with monthly payments of $2,320 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2051. The balance totaled $494,152 as of December 31, 2021.

Total notes payable	$ 1,983,545
Less current portion	(274,959)
Net long-term note payable	$ 1,708,586

Maturities of the long-term note payable are as follows:

2022	$ 274,959
2023	189,531
2024	203,526
2025	195,774
2026	472,263
Thereafter	647,492
Total	$1,983,545

Interest expense for the years ended December 31, 2021 and 2020 totaled $130,091 and $56,506, respectively.

NOTE E – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its current location under a long-term lease agreement expiring June 2021. Expiring leases will revert to month-to-month payments. Rent expense totaled $129,147 and $95,148 for the years ended December 31, 2021 and 2020, respectively.

The Company entered into one new capital lease for equipment acquired, and two existing lease during the prior year. The lease agreements expire various periods ranging from 48 to 60 months. The additions were reflected in fixed assets and notes payable, respectively.

Future minimum lease payments on the facility are as follows:

2022	$ 24,719
2023	17,100
2024	17,100
2025	17,100
2026	17,100
Thereafter	5,700

NOTE F – MEMBERS' EQUITY

The Company has three classes of shares. Class A allows for a member to have voting rights. Classes B & C are non-voting shares. Member contributions totaled $370,328 for Class C shares.

On 9/14/2020, the Company authorized a 4 for 1 stock split. The effect of the stock split was to create 214,000 non-voting Class C Shares.

Syndication fees represent costs incurred with the syndication of limited partnership interests. These costs are reflected as a direct reduction of members' equity. Approximately $127,987 and $36,050 were incurred for the years ended December 31, 2021, and 2020, respectively.

NOTE G – SUBSEQUENT EVENTS

In compliance with accounting standards, subsequent events were evaluated through October 12, 2022, which is the date the financial statements were available to be issued. Management has determined that no events require disclosure in accordance with the accounting standards subsequent to December 31, 2021.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Full Circle Brewing CF 2 is not live or open to the public at this moment.

INVEST IN FULL CIRCLE BREWING CF 2 TODAY!

Good vibes with every sip

Full Circle Brewing creates craft beer with a purpose, increasing revenue by over 4,486% to date, available in hundreds of stores across the US.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE VIBE SERIES
THE ILLA SERIES
THE BOMB SERIES

$0.00 Raised

REASONS TO INVEST

- We believe we are one of the fastest growing Black Owned Breweries in the nation. Our revenue has increased 4,486% between 2016 – 2022. This dramatic increase in production has allowed us to expand our distribution footprint into 10 different states, spanning as far as the East coast.
- We are an award-winning company, backed by a team made up of seasoned professionals with decades of experience in craft beer, business, and marketing. We've previously raised over $1.7M from independent investors.
- As a response to the growing consumer desire for lighter, more crushable beers, we launched our new Vibes Series, already receiving authorizations across California. Additionally, our Mango Bomb Imperial IPA is now a mandated item in Safeway, Trader Joes, and Raley's locations.

Invest Now
$6.94 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$249.84	$34.81M

Since Our Last Raise...


Our beers have become mandated items in hundreds of big box chain locations throughout California, and approved items in over 1000 locations

THE PITCH

The Full Circle Brewing team is composed of a diverse set of experienced craft beer professionals. Because of this diversity, our brand is built around authenticity and inclusion. We understand that in a crowded marketplace, high-quality beer only gets you so far. Yes, we produce premium craft beers, the liquid. We use this liquid as a social lubricant that allows people to be their authentic selves, catch a vibe and connect with their tribe, no matter what that tribe may be. This consumer-first approach has allowed us to expand our footprint in national chain accounts, getting our visually appealing products in front of more consumers. Our competitive pricing, balanced approachable beer, and seasonal flavors are appealing to the craft beer-drinker and craft curious alike.

OVERVIEW

A Craft Brewery We Believe is Poised for Growth

Arthur Moye was a CPA before selling his accounting practice to follow his passion for brewing by acquiring Full Circle Brewing Co in 2016, in doing so he became **one of the few majority Black-owned Production breweries in the US**. Full Circle Brewing is one of Central California's longest-running breweries, and has evolved into selling beer in every major market in California and markets across the US. You can find our beer **in major retailers such as Safeway, Savemart, Costco, Trader Joes, and more.** Now known for our fruit-forward flavors and balanced quality beer, we appeal to everyone, from craft-beer lovers to people who don't even typically like beer.







From a 7.5BBL brewhouse producing only draft beer to a 30-barrel brewhouse packaging a majority of our beer, we now reach consumers throughout California and 10 different states. **Not only are we breathing new life into this old brewery, but we are committed to spreading good vibes across the U.S.**

THE PROBLEM & OUR SOLUTION

Find Your Vibe and Your Tribe with Full Circle Brewing

Many craft breweries are focused on craft beer fads, but the market is a crowded space making a lot of noise. Full Circle Brewing tailors our beers to fit the market and produce unique quality craft-beer you'll love. We brew flavor-forward beer in 3 primary product channels, producing true-to-label tasting beers that appeal to the Craft Curious, Craft Beer Aficionado, and the Domestic Craft Beer drinker alike.


THE VIBE SERIES
THE ILLA SERIES
THE BOMB SERIES
Light. Crushable. Approachable.
Fruit Forward. Balanced.
High ABV. Fruit Forward.

We believe people let in too many bad vibes into their lives.

The world can be negative and full of bad vibes. Haters are always bringing you down, telling you that you are not good enough and that you will never make it. This is the often unspoken part of the human condition amplified by instant access to social feedback via social media. If you are not careful, the lens that you view the world through can get muddled with negativity, cynicism, and extreme self-consciousness.

It is our goal to take our consumers on a journey. A journey away from negativity TOWARDS embracing their unmuted, unapologetic, authentic selves, and encouraging them to "DO YOU, AND FIND YOUR TRIBE. Your TRIBE is the people who support you as you. #TUNETHEMOUT #NOBADVIBES #UNFOLLOW #SUCKIT


YOU CAN WATCH ME MOCK ME BLOCK ME OR JOIN ME
WHAT YOU CANNOT DO IS STOP ME
IF YOU CHANGE THE WAY YOU LOOK AT THINGS
THE THINGS YOU LOOK AT CHANGE
FEAR IS TEMPORARY REGRET IS PERMANENT
A POSITIVE WEEK BEGINS WITH A POSITIVE MINDSET

We Promote Positive Vibes Through Our Social Media

Vibes Series

Trends in the craft beer industry are showing that consumer demand is moving towards lighter, more crushable beers. Our answer to this call is our brand new Vibes Series, focusing on lighter beers, while maintaining the fruit forward approach that consumers have come to love from Full Circle. We have kicked off the series with Peachy Vibes, our Peach Wheat Ale, and Juicy Vibes, our Hazy Pale ale Brewed with Citrus, already receiving mandates and authorizations in chains including Savemart, Bevmo, Totalwine, and Costco.


THE VIBE SERIES
FULL CIRCLE BREWING
JUICY VIBES
PEACHY VIBES
WHEAT ALE
STRAWBERRY VIBES
#NOBADVIBES

As a minority-owned brewery, we are rooted in building diverse, what we like to call, TRIBES. People in the Full Circle universe feel welcome to be their authentic selves. **Our brewery prides itself on creating beers that allow people to be present and mindful, and enjoy their true and authentic VIBE.** This spirit of authenticity allows our consumers to connect with their own TRIBE of like-minded individuals who share a common vibe whether that is bike polo, roller derby, furries, or a specific music genre. We love hearing stories about our customers finding their tribe through our beer.


FULL CIRCLE BREWING CO
FRESNO, CA
CATCH
A VIBE

THE MARKET & OUR TRACTION

A multibillion dollar market now takes a preference for craft beer


US CRAFT BEER RETAIL SALES
$26.8 BILLION
$100B
U.S. Beer Market

Overall, the US beer volume sales were up 1% in 2021, while craft brewer volume sales grew 8%, raising small and independent brewers' share of the U.S. beer market by **volume to 13.1%**. (source) Retail dollar sales for craft beer increased **21% to $26.8 billion, and now account for approximately 27% of the $100 billion U.S. beer market** (previously $94 billion). The primary reason for the larger dollar sales increase was the shift back in beer volume to bars and restaurants from packaged sales. (source)


CALIFORNIA HAS THE LARGEST BEER MARKET IN THE COUNTRY
Economic Impact
$312 PER CAPITA

California has the largest beer market in the country, **with an economic impact of $312 per capita, or over $9 billion in total** (source) and we are centrally located right in the middle of 2 markets. The industry supports **more than 51,000 jobs across the state and produces nearly 3.5 million barrels of beer.** (source, source) A trade association representing small and independent American craft brewers reported that the U.S.Craft Beer Market **reached $26.8 billion in 2021 representing 13.1% of all U.S. beer sales, a 4% growth over 2020.** With over 9,247 breweries operating during the year, small and **independent craft brewers produce 1 in every 10 beers sold in America.** (source)

Our Traction

Full Circle Brewing Co. has 2 primary distribution channels: wholesale and direct to consumer sales (online and at our location). **Our gross revenue has increased by 46,158% from 2016 – 2022** and we are continuing to expand. We have received product authorizations and mandates in **many big box chains including Savemart, Raleys, Whole Foods, Trader Joes, and Costco**.


SONOMA CIDER
THE SICKLE

We acquired Sonoma Cider in 2020, and produced nearly 1,000 Barrels of cider in 2022.

We Have MAJOR Revenue Growth And Wholesale Partnerships With Big Box Chains


COSTCO WHOLESALE
Lucky's Market
Raley's
Save Mart
TRADER JOE'S
Total Wine & MORE
BevMo!
GROCERY OUTLET bargain market
BEL AIR
SAFEWAY
SPROUTS FARMERS MARKET
WHOLE FOODS MARKET
WinCo FOODS
ALDI


NEVADA
CALIFORNIA
COLORADO
KANSAS
ARIZONA
OHIO
PENNSYLVANIA
NEW JERSEY
MARYLAND

Since inception, FCB has offered a retail (tasting room) and entertainment venue, providing a destination for craft beer enthusiasts and entertainment lovers. FCB will continue this tradition while amplifying the variety, quality, and consistency of the beer and events.

We've won a few awards including lla Vanilla' being awarded at **The California State Fair for Experimental IPA Category**, and **Best Craft Brewery of the Year** from the **Best of the Valley** business awards.

Knowledgeable and passionate about connecting with the market we serve



Full Circle Brewing Co. is a black-owned business led to success by our CEO Arthur Moye. Moye's corporate background has provided a connection to the corporate world, and as a result, allowed us to create branding that resonates with a broad range of consumers.

When Arthur Moye took ownership of Full Circle Brewing, the brewery was reborn and experienced rapid growth.



FCB's management and investor team includes business professionals who are passionate about bringing quality beer and branding experiences to the craft beer community. Our seasoned team possesses unique skills that enable us to deliver unparalleled business acumen, backed by decades of success. At Full Circle, we have crafted our own family of the best in the business, leading to the exponential growth we have experienced.

WHY INVEST

We are Backed by Revenue Growth and Exciting Wholesale Partnerships with Big Box Chains

The goal of Full Circle Brewing is to be the **primary name in fruited commercial scale beers**. When people think of fruited light, approachable, and crushable beers, we want them to think of our beers first. We intend to continue creating new and experimental flavors across a broad range of styles, to keep customers anxiously awaiting the release of our newest flavor and monopolize on this market demand.

We believe Full Circle Brewing Co. has the leadership, craftsmanship, and marketing expertise needed to position ourselves as one of the top craft brewers. **The market has indicated that craft beer is the preferred choice for consumers across the US and, with our delicious, widely appealing flavors and varieties, we feel we have a unique edge and a potential for mass market penetration.** With our flavors flying off the shelves, we are growing a fan base and creating brand loyalty unmatched by our competitors.

We intend to grow our footprint at our current location, by expanding on the property adjacent to the brewery, which we currently use for storage and outdoor events. This expansion will enable us not only to significantly increase our production, but also provide space that can be adapted for a music venue, tasting room, and beer-related events such as festivals.


Borga Steel Buildings
CATSKILL

These are blueprints of a potential building

Additionally, we launched an ambassador program encouraging people to share how Full Circle fits into their personal vibe, and share that with our 30,000+ Instagram followers. (source)

Today, Full Circle Brewing Co. remains dedicated to the quality and flavor of our beers. We are passionate about making great beer, so you can taste the good vibes in every sip.

ABOUT

HEADQUARTERS
620 F Street
Fresno, CA 93706

VALUATION
$34.81M

PREVIOUSLY CROWDFUNDED
$682k

Full Circle Brewing creates craft beer with a purpose, increasing revenue by over 4,486% to date, available in hundreds of stores across the US.

TEAM



Arthur Moye
CEO, Majority Owner

Accountant by trade and former CalCPA Chapter President gone rogue. Sold his practice and bought a brewery.



Chris Mendez
Director of Sales

15 years experience in beer sales with an expertise in brand building. Has a passion for building the right team, and creating processes.



Adam Band
Marketing

Marketing by trade, formerly worked with breweries in Europe to build their product portfolio and brand identity.



Eddie Garcia
Creative

Develops our eye catching labels and oversees all creative endeavors. Ensures that we have one of the most nimble creative teams to meet the needs of chains and distributors.



Chad Lyons
Operations/Production

Former Security Forces member of the United States Air Force. Oversees Entire Brewery Operations process from brewing to distribution.

TERMS

Full Circle Brewing CF 2

Overview

PRICE PER SHARE	VALUATION
$6.94	$34.81M
DEADLINE	**AMOUNT RAISED**
Mar 28, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.84	Equity
MAX INVESTMENT	**ASSET TYPE**
$1,234,993.82	UNITS
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
1,440	Class C Units
	MAX NUMBER OF SHARES OFFERED
	622,203

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Full Circle Brewing Co. Ltd., LLC**
Corporate Address :	**620 F Street, Fresno, CA 93706**
Offering Minimum :	**$9,993.60**
Offering Maximum :	**$4,318,088.82**
Minimum Investment Amount (per investor) :	**$249.84**

Terms

Offering Type :	**Equity**
Security Name :	**Class C Units**
Minimum Number of Shares Offered :	**1,440**
Maximum Number of Shares Offered :	**622,203**
Price per Share :	**$6.94**

Pre-Money Valuation : $34,809,117.62

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investments Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Tier 1 $250

$15 Full Circle Merchandise Gift Card (Enough to Buy a glass)**

Tier 2 $500

$40 Full Circle Merchandise Gift Card (Enough to Buy a Shirt, and Glass)

Tier 3 $850

$60 Full Circle Merchandise Gift Card (Enough to Buy a Shirt, Hat, and a Glass)

Tier 4 $1,250

$80 Full Circle Merchandise Gift Card (Enough to buy 2 Shirts, a Tacker, and a Glass)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 5 $2,000

$100 Full Circle Merchandise Gift Card (Enough to Buy 2 Shirts, a Hat, and a Metal Tacker)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 6 $5,000

$150 Full Circle Merchandise Gift Card (Enough to buy 3 Shirts, 2 Hats, and a Metal Tacker Sign)

15% off beer and Merchandise purchased from our online store or at our taproom****

Tier 7 $10,000

$250 Full Circle Merchandise Gift Card (Enough to buy shirts for you and 9 friends!)

15% off beer and Merchandise purchased from our online store or at our taproom****

“Season ticket” for admission into all onsite shows***

Initial call with CEO discussing opportunities and direction of Company***

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*** Cost of shipping will be passed on to the investor.*

**** Travel and lodging expenses are not included.*

***** Purchases for individual use only, and not for resale or distribution.*

The 10% StartEngine Owners' Bonus

Full Circle Brewing Co. Ltd., LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Units at $5.00 per unit, you will receive 110 shares of Class C Units, meaning you'll own 110 Units for $500. Fractional shares will not be distributed and Unit bonuses will be determined by rounding down to the nearest whole Unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owners' Bonus in addition to the aforementioned bonus.

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HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Opens with a long shot of a Furry (Protagonist Furry) sitting alone at the bar. No interaction occurs between characters.

Text Message Pop-Ups

Keegan: YOU'RE WEIRD

Uncle Joe: You'll Never Have friends.

Mom: YOU SUCK!

Hey guys, haters are real. Unfortunately, this world is filled with real negativity. but you know what else is real? Beer is real. We brew beer that lets you, do you, so that you can catch your authentic vibe and find your tribe. This spirit of authenticity has led to a 5,000% growth in production.

We've scored features in Forbes and HBO, and our beers have sold in thousands of chains and independently owned establishments throughout the US.

As a black-owned craft brewery, we are committed to inclusion, diversity, and of course, good vibes.

So grab a beer with us, be you, catch a vibe, find your tribe, no matter it is, and of course, tell your haters to suck it.

Don't hate, participate. Become part of our Full Circle family. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

APPENDIX A-OPERATING AGREEMENT

SECOND AMENDED AND RESTATED OPERATING AGREEMENT FOR FULL CIRCLE BREWING CO. LTD. LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT is entered into as of August 11, 2017 by the Initial Members and the Manager identified on the signature page hereto.

Recitals

A. The Company was formed, and its members at that time entered into an Operating Agreement, effective May 1, 1998.

B. On June 10, 2016, the Company's equity interests were sold, and the purchasers thereof entered into an Amended and Restated Operating Agreement. On January 30, 2017, said agreement was amended by its First Amendment thereto in conjunction with the purchase of equity interests therein by additional members.

C. Certain creditors of the Company desire to convert the debts that the Company owes them into equity interests, and the Company desires that such debts be so converted.

D. The parties hereto desire, as set forth more fully below, that the Company have two Classes of Members. Class A Members, which will include the Initial Members and their permitted transferees, will have all of the Company's voting rights. Class B Members, which will include investors and their permitted transferees, all of whom will become Members and will have no voting rights. All Members will interact with the Company via an online Platform.

E. Accordingly, the Members and the Manager enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations, under the California Revised Uniform Limited Liability Company Act.

Agreement

NOW THEREFORE, the Members and the Manager agree as follows:

1. Definitions. Capitalized terms used in this Agreement have the meanings specified in this Section or elsewhere in this Agreement and when not so defined will have the meanings set forth in California Corporations Code Section 17701.02.

1.1. "Act" means the California Revised Uniform Limited Liability Company Act (California Corporations Code Sections 17701.01, et seq.), including amendments from time to time.

1.2. "Additional Capital Shortfall" is defined in Section 11.3.

1.3. "Adjusted Capital Contribution" means, with respect to each Member, the excess of that Member's contribution to the capital of the Company over all prior distributions to the Member that have resulted from Capital Events.

1.4. "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in that Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows:

(1) The Member's Capital Account will be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and

(2) The Member's Capital Account will be decreased by the amount of the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently with that regulation.

1.5. "Affiliate" of a Member means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.6. "Agent" is defined in Section 22.3.

1.7. "Agreement" means this Second Amended and Restated Operating Agreement, including all exhibits, which are incorporated herein, as originally executed and amended from time to time.

1.8. "Articles of Organization" is defined in Corporations Code Section 17701.02(b) as applied to this Company.

1.9. "Assignee" means a person who has acquired a Member's Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.10. "Assigning Member" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to an Assignee.

1.11. "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancing's, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.12. "Award" is defined in Section 17.4.

1.13. "Bona Fide Offer" is defined in Section 17.2.

1.14. "Book adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Regulation Section 1.704-1(b)(2)(iv)(g), including Book Depreciation.

1.15. "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for this item during that fiscal year equal to the result (expressed as a

percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation if he or she does so in a reasonable and consistent manner.

1.16. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contributions maintained and adjusted in accordance with Sections 11.1 through 11.5.

1.17. "Capital Contribution" means, with respect to any Member, the amount of the money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Internal Revenue Code Section 752) in consideration of Units held by that Member. A Capital Contribution will not be deemed a loan.

1.18. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.19. "Class" has the meaning set forth in Section 16.1.1.

1.20. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.21. "Company" means the company named in Section 3.

1.22. "Company Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d)(1).

1.23. "Confidential Information" is defined in Section 21.1.

1.24. "Corporations Code" means the California Corporations Code.

1.25. "Defaulting Member" is defined in Section 11.3.

1.26. "Delegate" is defined in Section 19.2.

1.27. "Electronic Transmission by the Company" and "Electronic Transmission to the Company" have the meanings set out in Corporations Code Section 17701.02(i).

1.28. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.29. "Encumbrance" means, with respect to a Membership Interest or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.30. "Expenses" are defined in Section 22.5.

1.31. "Expiration Date" is defined in Section 17.4.

1.32. "Fair Option Price" is defined in Section 17.7.

1.33. "Gross Asset Value" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

(1) The initial Gross Asset Value of any property contributed by a Member to the Company will be the value of that property, as mutually agreed by the contributing Member and the Company;

(2) The Gross Asset Value of all items of Company property will be adjusted as of the following times: (a) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (b) the distribution of money or other property (other than a de minimis amount) by the Company, and (c) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments under clauses (a) and (b) above will be made only if the Manager has determined that the Company will revalue its assets in accordance with Regulation Section 1.704-1(b)(2)(iv)(f);

(3) The Gross Asset Value of any Company asset distributed to any Member will be the value of such asset on the date of distribution, determined in accordance with Section 12.4, or if such distribution is not pursuant to that Section, then in accordance with Regulation Section 1.737-1(b)(2);

(4) The Gross Asset Value of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted tax basis of such assets under Internal Revenue Code Sections 732, 734, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and only to the extent that such adjustments are taken into account in determining Capital Accounts under Regulation Section 1.704-1(b)(2)(iv)(m); and

(5) If the Gross Asset Value of an asset has been determined or adjusted under subparagraphs (1), (2), or (4) of this Section, such Gross Asset Value will thereafter be adjusted by the Book Depreciation, if any, taken into account with respect to such asset for purposes of computing Profits and Losses.

1.34. "Initial Members" means the Members identified in the preamble to this Agreement. A reference to an Initial Member means any of the Initial Members.

1.35. "Involuntary Transfer" means, with respect to a Membership Interest or any element thereof, any transfer or purported transfer by operation of law, under court order, charging order, foreclosure of a security interest, execution of a judgment or other legal process, or to or from a trustee in bankruptcy, a receiver, or an assignee for the benefit of creditors.

1.36. "Losses" are defined in Section 12.1.

1.37. "Majority of Members" means a Member or Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Members.

1.38. "Manager" or "Managers" means the Person(s) identified as such in the preamble to this Agreement or the Person(s) who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.39. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.40. "Member Nonrecourse Debt" is defined in Regulation Section 1.704-2(b)(4).

1.41. "Member Nonrecourse Debt Minimum Gain" is an amount attributable to a Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined as set forth in Regulation Section 1.704-2(i)(2)-(3).

1.42. "Member Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Regulation Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Regulation Section 1.704-2(j) will be followed.

1.43. "Membership Date" means the date on which a Member was admitted as a Member.

1.44. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Transferable Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.45. "Nondefaulting Member" is defined in Section 11.3.

1.46. "Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

1.47. "Nonrecourse Liability" is defined in Regulation Section 1.752-1(a)(2).

1.48. "Notice" means a written notice required or permitted under this Agreement. A notice will be deemed given or sent when electronically transmitted via the Platform, or deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to FedEx, United Parcel Service, or DHL, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by Electronic Transmission by or to the Company, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.49. “Option Date” is defined in Section 17.5.

1.50. “Percentage Interest” means the percentage equal to the number of Units owned by a Member divided by the number of Units held by all Members (or, with respect to any Vote, the number of Units that are entitled to Vote that are owned by a Member divided by the number of Units that are entitled to Vote that are held by all Members).

1.51. “Person” means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.52. “Platform” means, at any given time, the online platform by which the Company interacts with all Members. As of the effective date hereof, the Platform is KoreConX (www.koreconx.com).

1.53. “Proceeding” is defined in Section 22.4.

1.54. “Profits” are defined in Section 12.1.

1.55. “Proxy” means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another person the power to exercise the voting rights of that Member. "Signed," for the purpose of the preceding sentence, means the placing of the Member's name on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission, or otherwise) by the Member or Member's attorney-in-fact.

1.56. “Regulation” means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.57. “Reserves” means the aggregate of reserve accounts that the Manager, in the Manager’s sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.58. “Selling Member” is defined in Section 17.3.

1.59. “Substituted Member” is defined in Section 17.8.

1.60. “Successor in Interest” means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.61. “Tax Item” means each item of income, gain, loss, deduction, or credit of the Company.

1.62. “Tax Matters Member” means such Person as may be designated in Section 15.6.

1.63. “Three-fourths Majority of Members” means a Member or Members whose Percentage Interests represent more than 75 percent of the Percentage Interests of all the Members.

1.64. “Transfer” means, with respect to a Membership Interest or any element thereof, any sale, assignment, gift, Involuntary Transfer, or other disposition thereof.

1.65. "Transferable Interest" means a Person's (i) right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company and (ii) information rights set forth in Corporations Code Section 17704.10, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.66. "Triggering Event" is defined in Section 17.3.

1.67. "Two-thirds Majority of Members" means a Member or Members whose Percentage Interests represent more than 66 percent of the Percentage Interests of all the Members.

1.68. "Unit" has the meaning set forth in Section 16.1.

1.69. "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

1.70. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest will be directly proportional to that Member's Percentage Interest.

1.71. "Writing" includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" will include Electronic Transmissions by the Company and Electronic Transmissions to the Company.

1.72. "Written" or "in writing" includes facsimile, telephone, and other electronic communication authorized by the Corporations Code.

2. Filing and Amendment Articles of Organization. The Articles of Organization and an Amendment thereto, each in the form attached to this Agreement as Exhibit A, have been filed with the California Secretary of State.

3. Name of Company. The name of the Company is FULL CIRCLE BREWING Co. Ltd. LLC.

4. Address of Company. The principal executive office of the Company will be at 620 F Street, Fresno, California 93706, or such other place or places as may be determined by the Manager from time to time.

5. Agent for Service of Process. The agent for service of process on the Company Lawvex, Inc., whose address is 2565 Alluvial Ave #102, Clovis, California 93611. The Manager may from time to time change the Company's agent for service of process.

6. Business Purposes. The Company's purpose is to engage in the business of producing and marketing beer and the wholesale and retail selling of such beer.

7. Limited Liability Company. The Members intend the Company to be a limited liability company under the Act and to be classified as a partnership for federal and, to the maximum extent possible, state income taxes. Neither the Manager nor any Member will take any action inconsistent with the express intent of the parties to this Agreement.

8. Term of Company's Existence. The term of existence of the Company will commence on the effective date of filing of Articles of Organization with the California Secretary of State and will continue until terminated by the provisions of the Articles of Organization, this Agreement, or as provided by law.

9. Initial Members. The names and addresses of the Initial Members are as set forth on the signature page of this Agreement. Each Initial Member who has a spouse or registered domestic partner living in a community property state will have such spouse or registered domestic partner complete and execute a Spousal Consent in the form attached hereto.

10. Manager. The Company will be managed by a Manager or Managers.

11. Capital and Capital Contributions.

11.1. Initial Capital Contributions. Each Initial Member has contributed to the capital of the Company the Member's Capital Contribution specified in Exhibit B.

11.2. Additional Contributions. A Two-thirds Majority of Members may determine, from time to time, that Capital Contributions in addition to the Members' initial Capital Contributions are needed to enable the Company to conduct its business and when such additional Capital Contributions must be made. On the Members' making such determinations, the Manager will give Notice thereof to all Members. The Notice will set forth the amount of additional Capital Contribution needed, the purpose for which it is needed, and the date by which the Members will contribute. Each Member will be required to make an additional Capital Contribution in an amount that bears the same proportion to the total additional Capital Contribution that such Member's Capital Account balance bears to the total Capital Account balances of all Members. No Member may voluntarily make any additional Capital Contribution.

11.3. Dilution to Make Up Shortfall. If a Member fails to make an additional Capital Contribution required under Section 11.2 within 30 days after it is required to be made (a Defaulting Member), the Manager will within five days after said failure notify each other Member (a Nondefaulting Member) in writing of the total amount of Defaulting Member Capital Contributions not made (the Additional Capital Shortfall) and will specify a number of days within which each Nondefaulting Member may make an additional Capital Contribution, which will not be less than an amount bearing the same ratio to the amount of Additional Capital Shortfall as the Nondefaulting Member's Capital Account balance bears to the total Capital Accounts of all Nondefaulting Members. If the total amount of Additional Capital Shortfall is not so contributed, the Manager may use any reasonable method to provide Members the opportunity to make additional Capital Contributions, until the Additional Capital Shortfall is as fully contributed as possible. Following the Nondefaulting Members' making of such additional Capital Contributions, each Nondefaulting Member's number of Units will be increased, and each Defaulting Member's number of Units will be decreased, to the extent that the Manager determines is required to reflect the additional Capital Contributions that actually were made.

11.4. Capital Accounts. An individual Capital Account for each Member will be maintained in accordance with Regulation Section 1.704-1(b)(2)(iv) and adjusted in accordance with the following provisions:

(1) A Member's Capital Account will be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member under Section 12.3.

(2) A Member's Capital Account will be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with Regulation Section 1.704-1(b)(2)(iv)(c).

(3) A Member's Capital Account will be decreased by (a) the amount of cash distributed to that Member, (b) the Gross Asset Value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under Internal Revenue Code Section 752, and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member under Section 12.3.

(4) A Member's Capital Account will be reduced by the Member's share of any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or which are treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under Internal Revenue Code Sections 267(a)(1) or 707(b)).

(5) If any Transferable Interest (or portion thereof) is transferred, the transferee of such Transferable Interest or portion will succeed to the transferor's Capital Account attributable to such interest or portion.

(6) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note will not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulation Section 1.704-1(b)(2)(iv)(d)(2).

(7) Each Member's Capital Account will be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Regulation Section 1.704-1(b)(2)(iv)(f)-(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable.

11.5. Withdrawals. A Member will not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

11.6. Interest. No interest will be paid on Capital Contributions or on the balance of a Member's Capital Account.

11.7. Limited Liability. A Member will not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

11.8. No Priority of Return. No Member will have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

12. Profits and Losses.

12.1. Definition of Profits and Losses. As used in this Agreement, "Profits" and "Losses" mean respectively, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Internal Revenue Code Section 703(a), including all Tax Items required to be stated separately under Internal Revenue Code Section 703(a)(1), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to such taxable income or loss;

(2) Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses will be subtracted from such taxable income or will increase such loss; and

(3) Notwithstanding the foregoing provisions of this Section, any items of income, gain, loss, or deduction that are specially allocated will not be taken into account in computing Profits or Losses under Section 12.2.

12.2. Allocation of Profits and Losses.

12.2.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit will be allocated, for Company book purposes and for tax purposes, to the Members in proportion to their respective Percentage Interests. No items of taxable loss or deduction will be allocated to a Member if and to the extent that the allocation would result in that Member having an Adjusted Capital Account Deficit.

12.3. Special Allocations.

12.3.1. The following special allocations will be made in the following order:

(1) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member will be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to the Member's share of the net decrease in Company Minimum Gain as determined in accordance with Regulation Section 1.704-2(g)(2).

(2) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt as of the beginning of such fiscal year will be allocated items of Company income and gain for the year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain will be determined under Regulation Section 1.704-2(g)(2). A Member will not be subject to the foregoing chargeback to the extent permitted under Regulation Section 1.704-2(i)(4).

(3) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or

(6), the Member will be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of the Member as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section have been tentatively made as if this paragraph were not in the Agreement.

(4) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount the Member is deemed to be obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member will be specially allocated items of Company income in the amount of the excess as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section have been made as if the preceding paragraph and this paragraph were not in the Agreement.

(5) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Company fiscal year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(1).

(6) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal years will be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(7) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Internal Revenue Code Sections 743(b), Internal Revenue Code Section 734(b) is required, under Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his or her interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom the distribution was made in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

12.3.2. Member Nonrecourse Deductions for any fiscal year of the Company will be allocated to the Members in the same proportion as Profits and Losses are allocated under Section 12.2 provided that any Member Nonrecourse Deductions for any fiscal year or other period will be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(2).

12.3.3. In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that Fiscal Year will be allocated to the Members in the following order:

(1) To Members whose Adjusted Capital Contributions are in excess of their Capital Accounts, in proportion to those excesses, until all of those excesses have been

eliminated.

(2) Among the Members in the same proportion as Profits and Losses are allocated under Section 12.2.

12.3.4. In any fiscal year of the Company, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, will be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts will be reduced by the adjustments set forth in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

12.3.5. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to Members will be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses will be allocated to the Capital Accounts in the same proportions as Profits and Losses are allocated under Section 12.2. Any property so distributed will be treated as a distribution to the Members to the extent of the Gross Asset Value of the property, less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section, "unrealized appreciation" or "unrealized depreciation" will mean the difference between the Gross Asset Value of such property and the Company's federal adjusted tax basis for such property.

12.3.6. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued under the provisions of Section 11.4, and that is required or permitted to be allocated to such Member for income tax purposes under Internal Revenue Code Section 704(c) in order to take into account the variation between the tax basis of such property and its Gross Asset Value at the time of its contribution, will be allocated solely for income tax purposes in the manner required or permitted under Internal Revenue Code Section 704(c) using the "traditional" method described in Regulation Section 1.704-3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager (and, if the Manager and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager).

12.3.7. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Assigning Member and Assignee will each be allocated Profits or Losses based on the number of days each held the Transferable Interest during that fiscal year. If the Assigning Member and Assignee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year will be allocated to the holder of the Interest on the day such Capital Event occurred. If an Assignee makes a subsequent Assignment, said Assignee will be considered an "Assigning Member" with respect to the subsequent Assignee for purposes of the aforesaid allocations.

12.4. Revaluation of Company Assets.

12.4.1. The Gross Asset Value of all Company property will be adjusted as of the following times:

(1) The acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(2) The distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and

(3) The liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g).

Adjustments under subparagraphs (1) and (2) will be made only in the event of a revaluation of Company property under Section 11.4 in accordance with Regulation Section 1.704-1(b)(2)(iv)(f).

12.4.2. The Gross Asset Value of Company property will be increased or decreased to reflect adjustments to the adjusted tax basis of such property under Internal Revenue Code Section 732, 733, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and Regulation Section 1.704-1(b)(2)(iv)(m).

12.4.3. If the Gross Asset Value of an item of property has been determined or adjusted under Section 12.4.1 or 12.4.2, such Gross Asset Value will be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

12.5. Compliance with Laws and Regulations. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by Internal Revenue Code Sections 704(b)-(c). Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under Internal Revenue Code Sections 704(b)-(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

13. Distributions.

13.1. Available Cash from Business Operations. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, will be distributed among the Members in the same manner as Profits. The parties intend that Available Cash will be distributed as soon as practicable following the Manager's determination that such cash is available for distribution. The parties acknowledge that no assurances can be given with respect to when or whether said cash will be available for distributions to the Members.

13.2. Available Cash from Capital Events. All Available Cash resulting from a Capital Event (as distinguished from normal business operations or the dissolution of the Company) will be distributed to the Members in accordance with their respective Percentage Interests as soon as practicable following the Manager's determination that such cash is available for distribution.

13.3. Noncash Proceeds. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property will be as determined by the Manager. If such noncash proceeds are subsequently reduced to cash, such cash will be taken into account by the Manager in determining Available Cash and the Manager will determine whether such cash has resulted from operations or from a Capital Event.

13.4. Compliance with Applicable Law. In no event will the Manager make any distribution in violation of Corporations Code Section 17704.05.

13.5. Liquidating Proceeds. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company or when any Member's interest is liquidated, all items of income and loss first will be allocated to the Members' Capital Accounts under Sections 12.1 through 12.3 and other credits and deductions to the Members' Capital Accounts will be made before the final distribution is made. The final distribution to the Members will be made as provided in Section 19.2. The provisions of this Section and Section 19.2 will be construed in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

14. Management of Company.

14.1. Managers. The business of the Company will be managed initially by one Manager. The number of Managers may be changed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary. The number of Managers may not be less than one. Each Manager will have an obligation to carry out the Manager's duties with loyalty, care, good faith and fair dealing to both the Company and the Members.

14.2. Removal of a Manager. A Manager may be removed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary.

14.3. Vacancies. Any Manager vacancy may be filled only on the Vote of a Three-fourths Majority of Members.

14.4. Duties of Managers. The Managers will have the powers and duties described in Corporations Code Section 17701.05 and such other powers and duties as may be prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Managers will not take any of the actions set forth in Section 16.1.3 without the prior written consent, in advance, of a Member or Members having the Percentage Interests specified therein. Furthermore, the Manager will not take any of the following actions on behalf of the Company without the prior written consent, in advance, of a Three-fourths Majority of Members:

(1) Any act that would make it impossible to carry on the ordinary business of the Company;

(2) Any confession of a judgment against the Company;

(3) The incurring of any debt outside the ordinary course of business, for example, encumbering Company real property with secured debt would be outside the ordinary course of business but leasing or financing machinery and equipment would not;

(4) A change in the nature of the principal business of the Company;

(5) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors; or

(6) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code Section 17711.01.

Any fiduciary obligations of the Managers notwithstanding, a Manager may provide consulting services to one or more breweries and may receive equity interests in such

breweries as compensation for such services.

14.5. Procedure for Action by Managers.

14.5.1. Actions of the Managers will be taken at meetings or as otherwise provided in this Section by a majority of the Managers. No regular meetings of the Managers need be held. Any Manager may call a meeting of the Managers by giving Notice of the time and place of the meeting at least 48 hours prior to the time of the holding of the meeting. The

Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company.

14.5.2. A majority of Managers will constitute a quorum for the transaction of business at any meeting of the Managers.

14.5.3. The transactions of the Managers at any meeting, however called or noticed, or wherever held, will be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Manager not present signs a written waiver of notice, a consent to the holding of such meeting, or an approval of the minutes of such meeting.

14.5.4. Any action required or permitted to be taken by the Managers under this Agreement may be taken without a meeting if a majority of the Managers individually or collectively consent in writing to such action.

14.5.5. Managers may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all Managers participating in the meeting can hear one another.

14.5.6. The Managers will keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, notices and waivers of notices of meetings, and all written consents to actions of the Managers.

14.6. Compensation. The Managers will not be entitled to compensation for their services as Managers. The Managers will be entitled to reimbursement for all expenses reasonably incurred in the performance of their duties as Managers.

14.7. Officers of Company. The Company may have such officers, who may or may not be compensated for their services as officers, as determined by a Majority of Members from time to time.

14.8. Title to Assets. The Manager will cause all assets of the Company, whether real or personal, to be held in the name of the Company.

14.9. Banking. All funds of the Company will be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as will be determined by the Manager. Withdrawal from such accounts will require only the signature of the Manager.

14.10. Contracts. All contracts entered into by the Company will be signed by a Manager.

15. Financial Records and Tax Matters.

15.1. Accounts. Complete books of account of the Company's business, in which each Company

transaction will be fully and accurately entered, will be kept at the Company's principal executive office and at such other locations as the Manager will determine from time to time and will be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying will be borne by the Member.

15.2. Accounting. Financial books and records of the Company will be kept on the cash method of accounting, which will be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company will be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company will be January 1 through December 31.

15.3. Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager will keep or cause to be kept the books of account referred to in Section 15.2, together with:

(1) A current list of the full name and last-known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(2) A current list of the full name and business or residence address of each Manager;

(3) A copy of the Articles of Organization, as they may be amended;

(4) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(5) An original executed copy or counterparts of this Agreement, as they may be amended;

(6) Any powers of attorney under which the Articles of Organization or any amendments to said Articles were executed;

(7) Financial statements of the Company for the six most recent fiscal years; and

(8) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

Except as otherwise required by law, the Manager shall maintain, and the Members shall have access to such books and Records of the Company on the Platform. If the Manager deems that any of the foregoing items will be kept beyond the term of existence of the Company, the repository of said items will be as designated by the Manager.

15.4. Financial Statements. At the end of each fiscal year the books of the Company will be closed and examined and statements reflecting the financial condition of the Company and its Profits or Losses will be prepared. Within 120 days after the end of the fiscal year, the Manager will cause to be sent to each Member, by Electronic Transmission, the Platform,or otherwise, an annual report that will include:

(1) The aforementioned financial statements, which will include a balance sheet, an income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year; and

(2) A statement showing the Capital Account of each Member as of the close of the fiscal

year and the distributions, if any, made to each Member during the fiscal year.

15.5. Income Tax Returns. Within 90 days after the end of each taxable year of the Company, the Manager will send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns with respect to the Company and a copy of the Company's federal, state, and local income tax or information returns for such year.

15.6. Tax Matters Member (Partner). Arthur L. Moye', III will act as the initial Tax Matters Member (Partner) of the Company under Internal Revenue Code Section 6231(a)(7). The Tax Matters Member (Partner) is hereby authorized to do the following:

(1) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in Internal Revenue Code Section 6231(a)(3)) at the Company level, as required under Internal Revenue Code Section 6223(g) and the implementing Regulations;

(2) Enter into settlement agreements under Internal Revenue Code Section 6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement will bind the other Members, except that such settlement agreement will not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member will not have the authority to enter into a settlement agreement on behalf of such Member;

(3) On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6226(a) and applicable Regulations;

(4) File requests for administrative adjustment of Company items on Company tax returns under Internal Revenue Code Section 6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6228(a); and

(5) Take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

16. Membership.

16.1. Units. The Membership Interests of the Company will be divided into Units.

16.1.1. Classes of Units and Issuance to Members. As explained more fully below, Memberships and their Units are divided into Classes, each Class being designated by a letter ("Class A," "Class B," etc.) and having the characteristics set forth in Exhibit C or elsewhere herein. Class A Units will be issued to, and only to, the Initial Members. Units of all other Classes may be issued to any Members.

16.1.2. Transferable Interests. Each Unit represents the same proportionate interest in the total Transferable Interests of the Company, subject, however, to the provisions of Sections 11, 12 and 13.

16.1.3. Voting Interest. The Voting Interest is allocated solely among the Class A Units.

Without limiting the foregoing, each of the following acts will require the Vote of a Three-fourths Majority of Members:

(1) Any amendment of the Articles of Organization or this Agreement or the termination hereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specified in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, each of the following acts will require the Vote of a Two-thirds Majority of Members:

(1) Any additional Capital Contribution; or

(2) Authorization of a sale, exchange, transfer or other disposition of all, or substantially all, of the Company's assets.

16.2. Admission of Additional Members; Issuance of Additional Units.

16.2.1. Admission of Additional Members. The Company may admit additional Members from time to time with the consent of a Three-fourths Majority of Members. Each additional Member will receive the number of Units, and Units of such Class, in consideration of a Capital Contribution as such Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. The additional Membership will take effect only after (a) the Member has agreed in writing, in a form satisfactory to the Managers, to be bound by the terms of this Agreement and (b) as applicable, the Member's spouse or registered domestic partner has completed and has signed the Spousal Consent attached hereto. No additional Member may be admitted if the effect of such admission would be to terminate the Company within the meaning of Code Section 708(b). No additional Member may be admitted except as expressly set forth in this Section 16.2.1. The preceding provisions of this Section notwithstanding, (i) Assignees may be admitted as Substituted Members only in accordance with Section

17.8, and (ii) Class B Membership Interests may be transferred as set forth in Section 18.1.

16.2.2. Issuance of Additional Units. The Company may issue additional Units to existing Members as a Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. No Units may be issued to existing Members except as expressly set forth in this Section 16.2.2.

16.3. Record Dates. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, will be the date set by the Manager or by a Majority of Members; provided that such record date will not be more than 60, or fewer than ten, calendar days prior to the date of the meeting. In the absence of any action setting a record date, the record date will be determined in accordance with Corporations Code Section 17704.07(p).

16.4. No Membership Certificates. The Company will not issue certificates evidencing Membership Interests to Members of the Company. All issuances, reissuances, exchanges, and other transactions in Membership Interests involving Members will be recorded and available via the Platform in a permanent ledger as part of the books and Records of the Company.

16.5. Meetings: Call, Notice and Quorum. Meetings of the Members may be called at any time by the Manager, or by Members representing more than 10 percent of the Units, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call will be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Meetings may also be held by electronic video screen communication or by Electronic Transmission by and to the Company. Following the call of a meeting, the Manager will give Notice of the meeting not less than ten, or more than 60 calendar days prior to the date of the meeting to all Members entitled to Vote at the meeting. The Notice will state the place, date, and hour of the meeting, the means of Electronic Transmission by and to the Company or electronic video screen communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members will consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act. No regular meeting of Members need be held.

16.6. Adjournment of Meetings. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a Majority of Members represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (1) the adjournment is for more than 45 days, or (2) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in (1)-(2), Notice of the adjourned meeting will be given to each Member of record entitled to Vote at the adjourned meeting.

16.7. Waiver of Notice. The transactions of any meeting of Members, however called and noticed, and wherever held, will be as valid as though consummated at a meeting duly held after regular call and Notice, if (1) a quorum is present at that meeting, either in person or by Proxy and (2) either before or after the meeting each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting will constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

16.8. Proxies. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy will be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

16.9. Participation in Meetings by Electronic Means.

16.9.1. Members may participate in a meeting through (i) use of conference telephone or electronic video screen equipment, provided that all Members participating in the meeting can hear one another, or (ii) by Electronic Transmission by and to the Company. Such participation will be deemed presence in person or by Proxy at the meeting, whether that meeting is held in whole or in part by means of Electronic Transmission by and to the Company or by electronic video screen communication.

16.9.2. A meeting of the Members may be conducted, in whole or in part, by Electronic Transmission by and to the Company or by electronic video screen communication (i) if the Company implements reasonable measures to provide Members an opportunity to participate in the meeting and to vote on matters submitted to them, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and (ii) if any Member votes or takes other action at the meeting by means of Electronic Transmission to the Company or electronic video screen communication, a record of the vote or action is maintained by the Company.

16.10. Action by Members without Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member will be given notice of the matter to be voted on in the manner described in Section 16.5. Any action taken without a meeting will be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken will be given to all Members who have not consented to the action.

16.11. No Agency; Indemnification. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member will indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of

any claim based on any action by such Member in contravention of the first sentence of this Section.

16.12. Withdrawal of Members. A Class A Member may withdraw from the Company at any time by giving Notice of withdrawal to the Company at least 180 calendar days before the effective date of withdrawal. Withdrawal will not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member will divest the Member's entire Membership Interest before the effective date of withdrawal in accordance with and subject to the provisions of Sections 17.1 through 17.10. To the maximum extent permitted by applicable law, the provisions of Corporations Code Section 17706.02 will not apply to the Company. If the withdrawing Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest onlyfive-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

16.13. Membership Prohibited by Law or Regulation. If any Member's membership is prohibited by any applicable law or regulation (including without limitation any of the foregoing pertaining to alcoholic beverage control), such Member shall divest the Member's entire Membership Interest as provided in this Section. If the Member is a Class A Member, such Member shall divest the Member's entire Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. If the Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest only five-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

17. Class A Membership Provisions. The following provisions (i) pertain solely to Class A Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests.

17.1. Restrictions on Transfer. Except as expressly provided in this Agreement, a Member may not transfer any part of the Member's Membership Interest, whether now owned or later acquired, unless (1) a Two-thirds Majority of Members approves the transferee's admission to the Company as a Member on such Transfer and (2) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by the Manager. Such approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without such approval will be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, the Member's spouse, and or Member's issue during the Member's life, provided the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. Upon such Member's death, if such Member's interest continues to be held in trust solely for the benefit of such Member's spouse or issue, or is distributed to such Member's spouse or issue by distribution from any will or trust, it will not be deemed a Transfer of a Membership Interest. A Transfer of

a Member's beneficial interest in such trust, or failure to retain such Voting Interest during the Member's life, will be deemed a Transfer of a Membership Interest. A Transfer of a Member's interest to a third party other than such Member's spouse or issue, will be deemed a Transfer of a Membership Interest.

17.2. Right of First Refusal. If a Member wishes to transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member will give Notice to all other Members at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. First the Company, and then the other Class A Members, will have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price will be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company will have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (1) the price stated in the Notice (or the price plus the dollar value of non-cash consideration, as the case may be) and (2) the price determined under the appraisal procedures set forth in Section 17.7.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right will be given to the other Class A Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Class A Members will have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 17.1 are met, the offeror will become an Assignee and will be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution to which the assigning Member would have been entitled.

17.3. Triggering Events. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and the other Class A Members will have the option to purchase the Membership Interest in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 17.7:

(1) The death, bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity; provided that the remaining Members have elected to continue the business of the Company.

(2) The failure of a Member to make the Member's Capital Contribution under the provisions of Section 11.

(3) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

17.4. Marital Dissolution or Death of Spouse. Notwithstanding any other provisions of this Agreement:

(1) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member will have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse will sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 17.7. If the Member has failed to consummate the purchase within 180 days after the court award (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the former spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the Award.

(2) If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (a) that Member or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually, possesses all of the Voting Interest included in that Membership Interest, then the Member will have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee will sell the Membership Interest or portion thereof at the price set forth in Section 17.5. If the Member has failed to consummate the purchase within 180 days after the date of death (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the death.

17.5. Purchase Option Following Triggering Event. On the later of the date of the Notice or the receipt of Notice by the Manager and the other Members as contemplated by Sections 16.12, 17.3 or 17.4, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager (the date of such receipt is hereinafter referred to as the "Option Date"), the Manager will promptly cause a Notice of this occurrence of the Triggering Event to be sent to all Class A Members and the Company will have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 17.7, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 17.7, and the other Class A Members, pro rata in accordance with their prior Membership Interests in the Company, will then have the option, for a period of 30 days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Class A Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Class A Members electing to purchase will have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased will hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

17.6. Nonparticipation of Interested Member. Neither the Member whose interest is subject to purchase under any provision of Section 16 or 17. nor such Member's Affiliate will participate

in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

17.7. Option Purchase Price. The purchase price of the Membership Interest that is the subject of an option under Section 17.5 will be the Fair Option Price of the interest as determined under this Section. "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties will use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party will appoint, within 40 days of the Option Date, one appraiser, and the purchasing party will appoint within 40 days of the Option Date, one appraiser. The two appraisers will within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers will, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Membership Interest in writing and submit their report to all the parties. The Fair Option Price will be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations will be the Fair Option Price. Each purchasing party will pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser, and one half of all other costs relating to the determination of Fair Option Price. The option purchase price as so determined will be payable in cash.

17.8. Substituted Member. Except as expressly permitted under Section 17.1, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest ("Substituted Member") only (1) on the Vote of a majority in interest of the other Members in favor of the prospective transferee's admission as a Member and (2) on such prospective transferee executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest will be deemed an Assignee and, therefore, the owner of only a Transferable Interest until such prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee will be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and will have no right to Vote or exercise any rights of a Member until such Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and to have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had in the event that the assignment had not been made.

17.9. Duties of Substituted Member. Any person admitted to the Company as a Substituted Member will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, provided, however, that the Assigning Member will not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties, incurred prior to the assignment.

17.10. Securities Laws. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance on exemptions from the

registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest will be responsible for all legal fees incurred in connection with said opinion.

18. Class B Membership Provisions. The following provisions (i) pertain solely to Class B Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests. Class B Members will consist of "Accredited Investors" and "Nonaccredited Investors."

18.1. Purchase, Transfer and Communication. Nonaccredited Investors shall have no right to voluntarily transfer their Membership Interests. Accredited Investors may voluntarily transfer their Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. In the event of an Involuntary Transfer, Triggering Event, or Marital Dissolution or Death of Spouse of a Class B Member's Membership Interest as defined in Sections 17.3 and 17.4, the provisions of those Sections shall apply to such Class B Member, except that the price for such transfer shall be an amount equal to such Class B Member's cumulative Capital Contributions and shall not be the price set forth in Section 17.7. Class B Membership Interests may be purchased and may be transferred solely via the Platform, with each such purchase or transfer requiring the purchaser's or the transferee's written agreement to the provisions hereof. Any such transferee will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was transferred, provided, however, that the transferor will not be released from liabilities as a Member solely as a result of the transfer, both with respect to obligations to the Company and to third parties, incurred prior to the transfer. All communication between Class B Members and the Company (including without limitation provision of any Notices required or permitted hereunder) will take place solely via the Platform.

18.2. Securities Laws and Regulations. Class B Members are required to make certain representations, and to accept certain obligations, that are specified by the Platform. To the extent that any of those representations or obligations conflict with any representations or obligations set forth herein, the representations and obligations specified by the Platform will govern.

18.3. Optional Repurchase of Class B Membership Interests. To the extent permitted by applicable law, the Company at any time may, but has no obligation to, repurchase the Membership Interests of some or all of the Class B Members as set forth below. The Company will pay to the Member an amount equal to the Member's cumulative Capital Contributions multiplied by 1.2. At the Company's option, it may pay such amount in cash or pursuant to a five-year interest only promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

19. Dissolution and Winding Up.

19.1. Events of Dissolution. The Company will be dissolved on the first to occur of the following events:

(1) The written agreement of a Three-fourths Majority of Members to dissolve the Company;

(2) The sale or other disposition of substantially all of the Company's assets;

(3) Entry of a decree of judicial dissolution under Corporations Code Section 17707.03; or

(4) If there is only one Member, the death of that Member.

19.2. Winding Up. On the dissolution of the Company, the Company will engage in no further business other than that necessary to wind up the business and affairs of the Company. "Delegate" means the Managers who have not wrongfully dissolved the Company; or, if there is no such Manager, the Members; or, if there is only one Member and that Member has died, the legal representative of that Member's estate, which representative will be the Manager solely for the purpose of carrying out the provisions of this Section. The Delegate will wind up the affairs of the Company. The Delegate will give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company will be distributed or applied in the following order:

(1) To pay the expenses of liquidation.

(2) To the establishment of reasonable reserves by the Delegate for contingent liabilities or obligations of the Company. On the Delegate's determination that such reserves are no longer necessary, said reserves will be distributed as provided in this Section.

(3) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member will be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment will first be credited to unpaid principal and the remainder will be credited to accrued and unpaid interest.

(4) Among the Members with Positive Capital Account Balances as provided in Section 13.1.

19.3. Deficits. Each Member will look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member will have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

20. Affiliate Transactions.

20.1. Any transaction between the Company and an Affiliate of a Member must be approved by a Vote of a Majority of Members.

21. Confidentiality.

21.1. "Confidential Information" means all trade secrets, know-how, customer lists, pricing policies, operational methods, programs, and other non-public business information of the Company.

21.2. Each Member hereby covenants with the Company and each other Member that so long as the Company remains in existence, the Member will not disclose any Confidential Information to any third party or use any Confidential Information for any purpose other than in furtherance of the Company's business.

22. Indemnification.

22.1. The Company will have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal Proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

22.2. To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any such Proceeding, the agent will be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification will be provided by the Company only if authorized in the specific case by a Majority of Members.

22.3. "Agent," as used in this Section, will include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code Section 207(f).

22.4. "Proceeding," as used in this Section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

22.5. Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Managers who are not seeking indemnification or, if there are none, by a Majority of Members, on receipt of an undertaking by such Person to repay such amount unless it will ultimately be determined that such Person is entitled to be indemnified by the Company. "Expenses," as used in this Section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section.

23. Dispute Resolution; Injunctive Relief.

23.1. Dispute Resolution. Except as set forth in Section 23.2, any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members with respect to this Agreement, will be submitted to mediation administered by the American Arbitration Association in accordance with its Commercial Mediation Procedures. The parties to such mediation will split the mediator's fees and costs equally.

If the matter is not resolved by mediation, it will be settled by arbitration administered by

the American Arbitration Association under its Commercial Arbitration Rules. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand will set forth the nature of the matter to be resolved by arbitration. The Manager will select the place of arbitration. The substantive law of the State of California will be applied by the arbitrator to the resolution of the dispute. The parties will share equally all initial costs of arbitration. The prevailing party will be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator will be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

23.2. Injunctive Relief. Each Member hereby stipulates that a breach of the provisions of Sections 20 or 21 will result in irreparable damage and injury to the Company or a Member, as applicable, for which no money damages could adequately compensate it. In the event of breach of Section 20 or 21, in addition to all other remedies to which the aggrieved party may be entitled, and notwithstanding the arbitration provisions of Section 23.1, the aggrieved party will be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the breaching party and each and every Person concerned or acting in concert with the breaching party from the continuance of such breach. Each party expressly waives any claim or defense that an adequate remedy at law might exist for any such breach

24. Investment Representations. Each Member hereby represents and warrants to, and agrees with, the other Members, the Manager and the Company as follows:

24.1. Preexisting Relationship or Experience. The Member has a preexisting personal or business relationship with the Company or one or more of its members or controlling persons, or by reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate of the Company, the Member is capable of evaluating the risks and merits of an investment in the Company and of protecting its own interests in connection with this investment, or for Class B Members, that securities are being sold under the exemption from registration provided by Title II of the J.O.B.S. Act of 2012.

24.2. Investment Intent. The Member is acquiring its Membership Interests for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Percentage Interests in the Company's profits. Except for any interests in a spouse to the extent provided by community property or other comparable laws, no other person will have any direct or indirect beneficial interest in or right to the Members' Membership Interest.

24.3. Economic Risk. The Member is financially able to bear the economic risk of an investment in its Membership Interests, including the total loss thereof. The Member understands and acknowledges that (a) the sale of Units to the Member has not been qualified or registered under the securities laws of the United States or of any state , (b) there are significant restrictions on the Transfer of Units, and (c) no public market for the Securities exist at this time or in the foreseeable future.

24.4. Consultation with Attorney and Tax Advisor. The Member has been advised to consult with the Member's own attorney regarding all legal matters concerning an investment in the Company and the Member's own tax advisor regarding the tax consequences of

participating in the Company and has done so to the extent the Member considers necessary.

25. General Provisions.

25.1. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and the Manager or any of them regarding such subject matter.

25.2. Counterpart Execution. This Agreement may be executed in one or more original or facsimile counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

25.3. Governing Law; Severability. This Agreement will be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision will, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision will, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement will remain in effect.

25.4. Number and Gender. Whenever used in this Agreement, the singular will include the plural and the plural will include the singular, and the neuter gender will include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

25.5. Further Assurances. The parties to this Agreement will promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and will do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

25.6. No Agency. Except as provided in this Agreement, no provision of this Agreement will be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

25.7. Authority to Contract. Each party represents and warrants to the other parties that the party has the capacity and authority to enter into this Agreement.

25.8. Section Titles; Interpretation. Section titles contained in this Agreement are inserted as matter of convenience and for ease of reference only and will be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions. If any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof will be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

25.9. No Third Party Beneficiary Intended. This Agreement is binding on and will inure solely to the benefit of the parties to this Agreement and their respective heirs, personal representatives and permitted successors and assigns. No other person or entity will have or acquire any right by virtue of this Agreement.

The parties have executed this Agreement on the day and year first above written.

MEMBERS:

Jakovickas Family Trust dated August 25, 2016

By: ______________________________
Cassidy Jakovickas, Co-Trustee

By: ______________________________
Mary Jakovickas, Co-Trustee
164 Wood Duck Drive, Sanger, CA 93657

The Moye' Family Trust dated October 29, 2015

By: ______________________________
Arthur Moye', Co-Trustee

By: ______________________________
Nicole Moye', Co-Trustee
1645 El Paso Ave., Clovis, CA 93611

____
Latricia Adkins
917 E. Ashlan, Fresno, CA 93710

____
Jorge Lazo
4015 E. Bellair Way, Fresno, CA 93726

____
Diego Arambula
1076 W. San Bruno, Fresno, CA 93711

____
Jacob Iest
P.O. Box 929, Madera, CA 93639

____
Joe Denham
8561 E. Central Ave., Del Rey, CA 93616

____
Sarah Moffat
1845 E. Birch Ave. #128, Fresno, CA 93720

____
Derek Franks
1755 E. Salem Ave., Fresno, CA 93720

Amended and Restated Gary and Julie Winter Revocable Trust dated August 28, 2013

By:_____________________________
Gary Lanson Winter, Co-Trustee

By:_____________________________
Julie Lavelle Winter, Co-Trustee
17027 Coyote Pass Ln., Clovis, CA 93619

____
Ralph Skip Tuttle
541 W. Everglade Ave.
Clovis, CA 93619

MANAGER:

____
Arthur L. Moye', III